SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to

Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN

555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION

555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

 REQUIRED INFORMATION

Item 1.	Not Applicable
Item 2.	Not Applicable
Item 3.	Not Applicable
Item 4.	In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

 SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan
By: City National Bank, Trustee
Date: June 29, 2015	By:	/s/ MICHAEL NUNNELEE Senior Vice President

 Index to Exhibits

Exhibit No.	Exhibit	Page No.
1.	Consent of KPMG LLP	3.
2.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA	4.

 Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

        We consent to the incorporation by reference in the registration statement (no. 33-56632) on Form S-8 of City National Corporation of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

/s/ KPMG LLP

Los Angeles, California
June 29, 2015

 CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

 CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Table of Contents

        All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

 Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

        We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

        The supplemental information in the accompanying schedule of Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Los Angeles, California
June 29, 2015

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Cash equivalents	$44,992,405	45,210,490
Mutual funds	473,395,445	436,859,228
Common stock	112,406,517	109,162,287
Preferred stock	183,925	137,057
Corporate debt	99,511	117,154
Other assets	148,468	443,805

Total investments	631,226,271	591,930,021

Receivables:
Employer contribution	15,864,741	14,428,682
Notes receivable from participants	13,245,492	12,962,130

Total receivables	29,110,233	27,390,812
Noninterest-bearing cash	92,850	764,095

Total assets	660,429,354	620,084,928

Liabilities:
Contributions received in advance	193,638	—

Total liabilities	193,638	—

Net assets available for benefits	$660,235,716	620,084,928

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributable to:
Investment income:
Interest	$530,158	540,698
Dividends	28,219,937	15,588,682
Net appreciation in fair value of investments	2,389,050	97,396,198

	31,139,145	113,525,578
Contributions:
Employer	22,689,773	21,080,543
Participants	27,525,083	26,963,218

Total additions	81,354,001	161,569,339

Deductions from net assets attributable to:
Benefits paid to participants	40,824,508	23,984,083
Administrative expenses	378,705	335,617

Total deductions	41,203,213	24,319,700

Net increase	40,150,788	137,249,639
Transfers to this plan	—	15,287,017

Net assets available for benefits:
Beginning of year	620,084,928	467,548,272

End of year	$660,235,716	620,084,928

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1) Description of the Plan

        The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

(a)   General

        The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company or the Plan Sponsor) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Department of Labor (DOL) is conducting an investigation of the Plan, which began during the year ended December 31, 2009 for plan years ended December 31, 2006 through December 31, 2011.

        The DOL issued its findings by letter dated September 29, 2012 in which the DOL addressed the appearance of violations of ERISA, subject to the possibility that additional information may revise its views. By letter dated December 6, 2012, City National Corporation responded to the DOL. Representatives of the DOL and City National Corporation met on May 29, 2013. During the May 29, 2013 meeting, both the DOL and City National Corporation agreed to provide additional information and to continue discussions. Subsequent to that meeting, City National Corporation provided additional information to the DOL.

        On April 24, 2015, the DOL filed a complaint against the Plan Sponsor and others in the U.S. District Court for the Central District of California Western Division. The DOL alleged the following causes of action: (1) disloyal, imprudent, and prohibited transactions between the Plan and plan service providers City National Bank and the Plan Sponsor, who were also Plan fiduciaries; (2) disloyal, imprudent and prohibited transactions between the Plan and City National Asset Management, a division of City National Bank; and City National Securities, a wholly owned subsidiary of City National Bank; and (3) co-fiduciary liability with alleged damages of approximately $4 million plus lost opportunity costs. The Plan Sponsor has received the summons and complaint and engaged counsel. No discovery has occurred and no trial date has been set. The Plan Sponsor intends to vigorously defend the lawsuit. The Plan Sponsor is responsible for the payment of any settlement amounts that may be incurred with respect to this matter. The impact on the Plan will be limited to gains that may be reported as a result of any settlement between the Plan Sponsor and the DOL. Such amounts cannot be determined at this time.

        On September 1, 2014 the retirement services division of City National Bank was sold to OneAmerica Retirement Services LLC. With this change, OneAmerica Retirement Services LLC became the recordkeeper for the Plan. City National Bank remains the directed trustee for the Plan. As part of the sale of its retirement services business, City National Bank engaged Wilmington Trust Retirement and Institutional Services Company (Wilmington) to serve as the custodian for assets of the

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(1) Description of the Plan (Continued)

Plan. In April 2015, Broadridge Financial Solutions, Inc. (Broadridge) acquired the retirement custody business of Wilmington and combined the business with Broadridge's Matrix Financial Solutions (Matrix), which is doing business as Matrix Trust Company. Plan participants have established Individually Directed Brokerage Accounts (IDAs) at City National Securities. In conjunction with the transfer to custody to Matrix, the Plan Sponsor authorized City National Bank as Trustee to open IDA accounts at TD Ameritrade.

        Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profits reduced by matching contributions made for such plan year (which are not made by forfeitures). For the years ended December 31, 2014 and 2013, a profit sharing contribution of 5.36% and 5.08%, respectively, of each participant's eligible compensation was made. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

        Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $17,500 for the years ended December 31, 2014 and 2013. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,500 for the years ended December 31, 2014 and 2013. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(b)   Participant Accounts

        Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(c)   Vesting

        Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(1) Description of the Plan (Continued)

prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

        Any non-vested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $150,317 and $163,439, respectively. During the years ended December 31, 2014 and 2013, the total amount forfeited was $686,251 and $588,626, respectively. During the years ended December 31, 2014 and 2013, $699,373 and $455,395, respectively, were used in accordance with Plan provisions as summarized above.

(d)   Benefit Payments

        A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment or, as of April 15, 2012, upon attainment of age 59 1/2. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship in accordance with plan provisions. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months. Withdrawal of previously contributed employee after-tax contributions and employee rollover amounts is also permitted in accordance with plan provisions.

        In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant's election and plan provisions.

(e)   Notes Receivable from Participants

        Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(1) Description of the Plan (Continued)

$50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 10.00% and maturity dates ranged from January 2015 to October 2029 on 1,026 outstanding loan balances as of December 31, 2014. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(f)    Plan Termination

        The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(g)   Transfers into this Plan

        On April 30, 2012, the Plan Sponsor acquired First American Commercial Bancorp, Inc. In connection with the acquisition, the First American Commercial 401(k) Profit Sharing Plan (the First American Plan) was merged with and into the Plan on February 1, 2013, on which date the assets of the First American Plan, totaling $5,159,573, were liquidated and transferred into the Plan.

        On July 2, 2012, the Plan Sponsor acquired Rochdale Investment Management, LLC. In connection with the acquisition, the Rochdale Investment Management, LLC 401(k) Plan (the Rochdale Investment Plan) was merged with and into the Plan on February 11, 2013, on which date the assets of the Rochdale Investment Plan, totaling $9,210,067, were liquidated and transferred into the Plan.

        On July 2, 2012, the Plan Sponsor acquired Symphonic Financial Advisors, LLC. In connection with the acquisition, the Symphonic Financial Advisors, LLC 401(k) Plan (the Symphonic Financial Plan) was merged with and into the Plan on February 11, 2013, on which date the assets of the Symphonic Financial Plan, totaling $917,377, were liquidated and transferred into the Plan.

(2) Significant Accounting Policies

(a)   Basis of Accounting

        The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)   Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(2) Significant Accounting Policies (Continued)

changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)   Investment Valuation and Income Recognition

        Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The Plan's investment in the CNR Prime Money Market Fund is valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)   Notes Receivable from Participants

        Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(e)   Payment of Participant Benefits

        Participant benefits are recorded when paid.

(f)    Administrative Expenses

        A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company, except for loan and IDA fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions.

        Participant accounts are charged, on a per capita basis, the actual third-party costs of plan recordkeeping. The Company continues to pay the Trustee and servicing fees for the Plan.

(g)   Risks and Uncertainties

        The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(h)   Concentration of Credit Risk

        Investment in the common stock of City National Corporation comprises approximately 15% and 16% of the Plan's investments as of December 31, 2014 and 2013, respectively.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(3) Fair Value Measurements

        Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

  •
  Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

  •
  Level 2:    Inputs to the valuation methodology include:

  •
  Quoted prices for similar assets or liabilities in active markets

  •
  Quoted prices for identical or similar assets or liabilities in inactive markets

  •
  Inputs other than quoted prices that are observable for the asset or liability

  •
  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

  •
  Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

        If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

        Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014 and 2013.

        Equity securities:    Valued at the closing price reported on the active market on which the individual securities are traded.

        Mutual funds and cash equivalents:    Valued at the quoted NAV of shares held by the Plan at year-end.

        Corporate debt:    Valued at the bid or evaluated bid in conjunction with a multidimensional relational model of the par value held by the Plan at year-end.

        The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(3) Fair Value Measurements (Continued)

        As of December 31, 2014 and 2013, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair value measurement as of December 31, 2014, using input type
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$44,992,405	—	—	44,992,405
Mutual funds:
Domestic large-cap equity	139,965,632	—	—	139,965,632
Domestic mid-cap equity	43,366,986	—	—	43,366,986
Domestic small-cap equity	77,935,932	—	—	77,935,932
Balanced funds	37,480,131	—	—	37,480,131
Fixed income	117,784,021	—	—	117,784,021
International equity	56,522,796	—	—	56,522,796
Commodities	339,947	—	—	339,947

Total mutual funds	473,395,445	—	—	473,395,445

Common stock:
Banking	96,308,867	—	—	96,308,867
Other	16,017,402	80,248	—	16,097,650

Total common stock	112,326,269	80,248	—	112,406,517
Preferred stock	183,925	—	—	183,925
Corporate debt	—	99,511	—	99,511
Other assets	124,311	24,157	—	148,468

Total investments	$631,022,355	203,916	—	631,226,271

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(3) Fair Value Measurements (Continued)

	Fair value measurement as of December 31, 2013, using input type
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$45,210,490	—	—	45,210,490
Mutual funds:
Domestic large-cap equity	128,367,232	—	—	128,367,232
Domestic mid-cap equity	39,635,977	—	—	39,635,977
Domestic small-cap equity	74,262,442	—	—	74,262,442
Balanced funds	26,299,731	—	—	26,299,731
Fixed income	113,199,350	—	—	113,199,350
International equity	54,836,936	—	—	54,836,936
Commodities	257,560	—	—	257,560

Total mutual funds	436,859,228	—	—	436,859,228

Common stock:
Banking	94,629,995	—	—	94,629,995
Other	14,532,292	—	—	14,532,292

Total common stock	109,162,287	—	—	109,162,287
Preferred stock	137,057	—	—	137,057
Corporate debt	—	117,154	—	117,154
Other assets	160,595	283,210	—	443,805

Total investments	$591,529,657	400,364	—	591,930,021

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(4) Investments

        The following table presents the fair value of investments as of December 31, 2014 and 2013, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investment	2014	2013
City National Corporation common stock	$96,308,867	94,629,995
Vanguard Large Cap Index—Inst	65,516,691	58,431,025
CNR Prime MM (formerly CNI Charter Funds Prime MM)	41,649,258	45,210,490
CNR Government Bond Fund Instl	40,435,129	38,594,908
John Hancock Fds III-Discpl V	40,577,939	38,140,128
American Europacific Growth	37,393,095	36,691,038
Eagle Small Cap Growth Fund	34,813,017	33,538,946
PIMCO Total Return Fd*	31,534,299	31,120,294
All other investments less than 5%	242,997,976	215,573,197

Total	$631,226,271	591,930,021

*
Less than 5% as of December 31, 2014, included for comparative purposes

        During the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, corporate debt, and other investments appreciated in value by $2,389,050 and $97,396,198, respectively, as follows:

Investment	2014	2013
Mutual funds	$(1,342,398)	57,647,261
Common stock	3,747,828	39,491,923
Preferred stock	14,217	(11,712)
Corporate debt	(8,163)	(10,625)
Other	(22,434)	279,351

Net appreciation	$2,389,050	97,396,198

(5) Party-in-Interest Transactions

        Certain Plan investments are shares of CNR Funds managed by City National Rochdale (CNR) and shares of common stock of City National Corporation. CNR is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNR Funds.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(6) Income Taxes

        The Company received a favorable tax determination letter on November 3, 2014 from the Internal Revenue Service (IRS) stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a).

        U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(7) Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of the assets available for benefits between the financial statements and Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$660,235,716	620,084,928
Less interest income on notes receivable from participants	7,156	8,425

Net assets available for benefits per Form 5500	$660,228,560	620,076,503

        The following is a reconciliation of the net increase in net assets available for benefits between the financial statements and the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013
Net increase in net assets available for benefits per the financial statements	$40,150,788	137,249,639
Less interest income on notes receivable from participants	(1,269)	1,949

Net increase in net assets available for benefits per Form 5500	$40,152,057	137,247,690

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
*	CNR Prime MM Instl	CNR Prime MM Instl	41,649,258	$41,649,258
*	CNR Prime MM Fund Servicing Class	CNR Prime MM Fund Servicing Class	279,171	3,063,977
	TDAM Money Market Portfolio	TDAM Money Market Portfolio	3,063,977	279,171

		Total cash equivalents		44,992,405

	Cliffs Natural Resources 5.900% 3/15/20	Cliffs Natural Resources 5.900% 3/15/20	20,000	$11,550
	Microsoft Corp 5.300% 2/08/41	Microsoft Corp 5.300% 2/08/41	28,000	34,352
	Qwest Corporation 7.250% 9/15/25	Qwest Corporation 7.250% 9/15/25	25,000	29,019
	Reliance Steel & Alum 4.500% 4/15/23	Reliance Steel & Alum 4.500% 4/15/23	25,000	24,591

		Total corporate obligations		99,511

	Digital Realty Trust Inc 5.875%	Digital Realty Trust Inc 5.875%	1,000	$23,020
	Istar Finl Inc Pfd Ser D	Istar Finl Inc Pfd Ser D	2,000	50,000
	JPMorgan Chase & Co 5.45%	JPMorgan Chase & Co 5.45%	1,335	31,640
	Northstar Realty Fin 8.25%	Northstar Realty Fin 8.25%	3,000	74,640
	OI SA ADR Pfd	OI SA ADR Pfd	1,450	4,626

		Total preferred stocks		183,925

	3-D Systems Corp	3-D Systems Corp	30	$986
	Abbott Laboratories	Abbott Laboratories	100	4,502
	Abbvie Inc	Abbvie Inc	100	6,544
	Ace Ltd Ord Shs	Ace Ltd Ord Shs	61	7,008
	Adobe Systems Inc.	Adobe Systems Inc.	685	49,800
	Advaxis Inc	Advaxis Inc	960	7,690
	Aerie Pharmaceuticals Inc	Aerie Pharmaceuticals Inc	750	21,893
	Aes Corp	Aes Corp	10	138
	Affiliated Managers Group	Affiliated Managers Group	284	60,276
	Aflac Inc	Aflac Inc	600	36,654
	Alcoa Inc	Alcoa Inc	20,000	315,800
	Alibaba Group Holding-Sp ADR	Alibaba Group Holding-Sp ADR	3,455	359,113
	Alkermes Plc	Alkermes Plc	350	20,496
	Allied Irish Banks PLC	Allied Irish Banks PLC	60	5
	Allied Nevada Gold Corp (anvgq 03/11/15)	Allied Nevada Gold Corp (anvgq 03/11/15)	724	630
	Alnylam Pharmaceuticals Inc	Alnylam Pharmaceuticals Inc	228	22,116
	Altria Group Inc	Altria Group Inc	3,000	147,810
	Aluminum Corp of China ADR	Aluminum Corp of China ADR	41	472
	Amazon Com Inc	Amazon Com Inc	15	4,655
	American Capital Agency Corp	American Capital Agency Corp	2,275	49,663
	American Electric Power Co	American Electric Power Co	500	30,360
	American Express Co.	American Express Co.	1,165	108,392
	American International Group	American International Group	1,990	111,460
	American International Group WTS	American International Group WTS	400	9,848
	American Realty Capital Prop	American Realty Capital Prop	1,500	13,575
	American Water Works Co Inc	American Water Works Co Inc	1,171	62,414
	Amico Games Corp (delisted 11/10/14)	Amico Games Corp (delisted 11/10/14)	250	0
	Amtrust Financial Services	Amtrust Financial Services	165	9,281

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Apollo Investment Corp	Apollo Investment Corp	2,000	14,840
	Apple Inc	Apple Inc	11,207	1,237,029
	Applied Material	Applied Material	2,600	64,792
	Archer Daniels Midland	Archer Daniels Midland	100	5,200
	Ares Capital Corp	Ares Capital Corp	4,350	67,882
	Ariad Pharmaceuticals	Ariad Pharmaceuticals	2,980	20,473
	Arm Holdings Plc Spon ADR	Arm Holdings Plc Spon ADR	325	15,048
	Array Biopharma Inc	Array Biopharma Inc	3,630	17,170
	ARRIS Group Inc	ARRIS Group Inc	100	3,019
	Artistdirect Inc	Artistdirect Inc	80	0
	At&t Inc	At&t Inc	3,501	117,599
	Avianca Holdings Sa-Spon ADR	Avianca Holdings Sa-Spon ADR	175	2,053
	Avid Technology Inc.	Avid Technology Inc.	8	114
	Avon Products Inc.	Avon Products Inc.	6,000	56,340
	Baker Hughes Inc.	Baker Hughes Inc.	580	32,521
	Banco Santander Adr	Banco Santander Adr	10,953	91,239
	Bank Montreal Que	Bank Montreal Que	20	1,415
	Bank Of America Corp	Bank Of America Corp	28,233	505,084
	Bank Of America Corp-Cw19	Bank Of America Corp-Cw19	10,000	70,400
	Barclays Plc ADR	Barclays Plc ADR	46	691
	Barrick Gold Corp.	Barrick Gold Corp.	300	3,225
	Bed Bath And Beyond Inc	Bed Bath And Beyond Inc	1	76
	Berkshire Hathaway Inc Cl B	Berkshire Hathaway Inc Cl B	2,561	384,534
	Big Lots Inc	Big Lots Inc	680	27,214
	Biogen Inc	Biogen Inc	239	81,129
	Boeing Company	Boeing Company	417	54,202
	Boulder Brands Inc	Boulder Brands Inc	400	4,424
	Bp Plc Spons Adr	Bp Plc Spons Adr	546	20,814
	Bristol-Myers Squibb Co	Bristol-Myers Squibb Co	2,200	129,866
	Cablevision Sys Cl A	Cablevision Sys Cl A	1,327	27,389
	Cabot Oil & Gas Corp. Class A	Cabot Oil & Gas Corp. Class A	7,955	235,548
	California Resources Corp	California Resources Corp	92	507
	Capricor Therapeutics Inc	Capricor Therapeutics Inc	10	38
	Capstead Mtg Corp	Capstead Mtg Corp	2,000	24,560
	Castle Brands Inc	Castle Brands Inc	3,000	4,860
	Celgene Corp	Celgene Corp	1,605	179,535
	Celldex Therapeutics Inc	Celldex Therapeutics Inc	10,000	182,500
	Charles Schwab Corporation	Charles Schwab Corporation	2,400	72,456
	Chesapeake Energy Corp	Chesapeake Energy Corp	1	20
	Chevron Corp	Chevron Corp	855	95,914
	Chicago Bridge & Iron—Ny Reg	Chicago Bridge & Iron—Ny Reg	115	4,828
	Chimera Investment Corp (cim 4/07/15)	Chimera Investment Corp (cim 4/07/15)	150	477
	China Mobile Ltd ADR	China Mobile Ltd ADR	75	4,412
	Ciena Corp	Ciena Corp	350	6,794
	Cirrus Logic Inc	Cirrus Logic Inc	150	3,536
	Cisco Systems Inc	Cisco Systems Inc	225	6,258
	Citigroup Inc	Citigroup Inc	4,059	219,633

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
*	City National Corp	City National Corp	1,191,794	96,308,867
	Clean Energy Fuels Corp	Clean Energy Fuels Corp	100	500
	Coca-Cola Company	Coca-Cola Company	1,000	42,220
	Cognizant Tech Solutns Cl. A	Cognizant Tech Solutns Cl. A	32	1,685
	Comcast Corp Cl A	Comcast Corp Cl A	1,601	92,874
	Conocophillips	Conocophillips	320	22,099
	Consolidated Edison	Consolidated Edison	300	19,803
	Costco Wholesale Corp-New	Costco Wholesale Corp-New	597	84,625
	Covidien PLC (mdt 01/27/15)	Covidien PLC (mdt 01/27/15)	150	15,342
	Cree Inc	Cree Inc	1,000	32,220
	Cummins Inc	Cummins Inc	479	69,057
	CVS Health Corp	CVS Health Corp	1,604	154,481
	Cyrusone Inc	Cyrusone Inc	600	16,530
	D R Horton Inc.	D R Horton Inc.	25	632
	Danaher Corp Del	Danaher Corp Del	190	16,285
	DCT Industrial Trust Inc	DCT Industrial Trust Inc	50	1,783
	Deep Rock Oil & Gas Inc	Deep Rock Oil & Gas Inc	101	0
	Diamond Offshore Drill	Diamond Offshore Drill	100	3,671
	Digital Realty Trust Inc	Digital Realty Trust Inc	100	6,630
	Directv	Directv	190	16,473
	Disney Walt Co	Disney Walt Co	1,477	139,119
	Dolby Laboratories Inc A	Dolby Laboratories Inc A	248	10,694
	Eagle Materials Inc	Eagle Materials Inc	15	1,141
	Eastman Chemical Co.	Eastman Chemical Co.	418	31,710
	Ebay Inc	Ebay Inc	120	6,734
	Edison Intl	Edison Intl	1,000	65,480
	Edwards Lifesciences	Edwards Lifesciences	709	90,312
	El Pollo Loco Holdings Inc	El Pollo Loco Holdings Inc	10	200
	Electronic Game Card Inc	Electronic Game Card Inc	8,420	0
	Emc Corp(mass)com	Emc Corp(mass)com	901	26,796
	Endologix Inc	Endologix Inc	1,140	17,431
	Energy XXI Ltd	Energy XXI Ltd	500	1,630
	Enerplus Corp	Enerplus Corp	3,560	34,174
	Ensco PLC	Ensco PLC	215	6,439
	Entropic Communications Inc (mxl 05/01/15)	Entropic Communications Inc (mxl 05/01/15)	5,000	12,650
	Euroseas LTD	Euroseas LTD	100	76
	Exco Resources Inc	Exco Resources Inc	1,150	2,496
	Exelon Corp	Exelon Corp	2,500	92,700
	Expedia Inc	Expedia Inc	100	8,536
	Exxon-Mobil Corporation	Exxon-Mobil Corporation	1,039	96,056
	Facebook Inc-A	Facebook Inc-A	4,707	367,240
	Fannie Mae	Fannie Mae	1,800	3,699
	Fifth Street Finance Corp	Fifth Street Finance Corp	2,000	16,020
	Fireeye Inc	Fireeye Inc	50	1,579
	First Solar Inc	First Solar Inc	4,000	178,380
	Firstenergy Corp	Firstenergy Corp	2,500	97,475

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Fleetcor Technologies Inc	Fleetcor Technologies Inc	100	14,871
	Ford Motor Co New	Ford Motor Co New	600	9,300
	Freeport-Mcmoran Inc	Freeport-Mcmoran Inc	21	491
	Freeseas Inc (free 05/11/15)	Freeseas Inc (free 05/11/15)	2	0
	Frontline Ltd Usd	Frontline Ltd Usd	1	3
	Gafisa SA—ADR	Gafisa SA—ADR	2,000	3,080
	Garrison Capital Inc	Garrison Capital Inc	1,000	14,440
	General Electric Co	General Electric Co	15,805	399,392
	General Motors Co	General Motors Co	500	17,455
	Genworth Financial Inc Cl A	Genworth Financial Inc Cl A	1,000	8,500
	G-III Apparel Group LTD	G-III Apparel Group LTD	35	3,535
	Gilead Sciences Inc	Gilead Sciences Inc	6,005	566,031
	Glaxosmithkline Plc Ads	Glaxosmithkline Plc Ads	75	3,206
	Goldcorp Inc.	Goldcorp Inc.	60	1,111
	Goldman Sachs Group Inc	Goldman Sachs Group Inc	636	123,276
	Google Inc Cl A	Google Inc Cl A	200	106,132
	Google Inc Cl C	Google Inc Cl C	96	50,534
	Gopro Inc-Class A	Gopro Inc-Class A	725	45,835
	Great Plains Energy	Great Plains Energy	1	28
	Gs Enviroservices Inc	Gs Enviroservices Inc	250	4
	GT Advanced Technologies Inc	GT Advanced Technologies Inc	6,000	1,986
	GW Pharmaceuticals -ADR	GW Pharmaceuticals -ADR	1,000	67,680
	Halliburton Company	Halliburton Company	266	10,462
	Hancock Fabrics (hkfiq 3/22/07)	Hancock Fabrics (hkfiq 3/22/07)	17	10
	Hartford Financial Services Group	Hartford Financial Services Group	1	42
	Hatteras Financial Corp	Hatteras Financial Corp	1,000	18,430
	HCA Holdings Inc	HCA Holdings Inc	660	48,437
	HDFC Bank Ltd Adr	HDFC Bank Ltd Adr	5	254
	Healthequity Inc	Healthequity Inc	3,410	86,785
	Herbalife Ltd	Herbalife Ltd	1,200	45,240
	Hercules Offshore Inc	Hercules Offshore Inc	20	20
	Hercules Technology Growth	Hercules Technology Growth	1,000	14,880
	Hexcel Corp New	Hexcel Corp New	1,301	53,979
	Himax Technologies Inc- ADR	Himax Technologies Inc- ADR	4,211	33,941
	Home Depot Incorporated	Home Depot Incorporated	1,171	122,920
	Host Hotels & Resorts Inc	Host Hotels & Resorts Inc	2,205	52,413
	Illumina Inc	Illumina Inc	35	6,460
	Immunicon Corp	Immunicon Corp	6,000	0
	Incyte Corporation	Incyte Corporation	120	8,773
	Insulet Corp	Insulet Corp	480	22,109
	Intel Corporation	Intel Corporation	1,077	39,084
	International Paper	International Paper	56	3,001
	Intl Business Machines Inc	Intl Business Machines Inc	53	8,503
	Intuitive Surgical	Intuitive Surgical	125	66,118
	Irobot Corp	Irobot Corp	4,175	144,956
	Iron Mountain Inc (irm 1/21/15)	Iron Mountain Inc (irm 1/21/15)	1,092	42,217
	Isis Pharmaceuticals	Isis Pharmaceuticals	485	29,944

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	ITAU Unibanco Banco Multi ADR	ITAU Unibanco Banco Multi ADR	18,000	234,180
	IXYS Corp	IXYS Corp	60	756
	Jakks Pac Inc	Jakks Pac Inc	4,200	28,560
	JPMorgan Chase & Co	JPMorgan Chase & Co	2,816	176,225
	K T Corp Spon Adr	K T Corp Spon Adr	20	282
	Keryx Biopharmaceuticals	Keryx Biopharmaceuticals	1,140	16,131
	Keurig Green Mountain Inc	Keurig Green Mountain Inc	41	5,428
	Kinder Morgan Inc	Kinder Morgan Inc	1,679	71,039
	Kirkland's Inc	Kirkland's Inc	825	19,503
	Kraft Foods Group Inc	Kraft Foods Group Inc	63	3,948
	Kroger Co	Kroger Co	100	6,421
	Lennar Corp	Lennar Corp	100	4,481
	Leucadia Natl Corp	Leucadia Natl Corp	690	15,470
	Lions Gate Entertainment Corp	Lions Gate Entertainment Corp	1,625	52,033
	Liquidity Services Inc	Liquidity Services Inc	250	2,043
	Lloyds Tsb Group Plc ADR	Lloyds Tsb Group Plc ADR	3,000	13,920
	Lowes Co Inc	Lowes Co Inc	1,048	72,102
	Lyondellbasell Indus A	Lyondellbasell Indus A	150	11,909
	M&T Bank Corp	M&T Bank Corp	25	3,141
	Magna Int'l Inc.	Magna Int'l Inc.	672	73,040
	Mastercard Inc A	Mastercard Inc A	1,349	116,230
	Mcdermott Int'l	Mcdermott Int'l	1,897	5,520
	Mcdonalds Corp	Mcdonalds Corp	351	32,889
	Mead Johnson Nutrition Co A	Mead Johnson Nutrition Co A	1	101
	Medical Marijuana Inc	Medical Marijuana Inc	29,200	3,326
	Mela Sciences Inc	Mela Sciences Inc	4,000	4,800
	Merck & Company Inc	Merck & Company Inc	116	6,588
	Merrimack Pharmaceuticals In	Merrimack Pharmaceuticals In	2,390	27,007
	Mesa Air Group Inc	Mesa Air Group Inc	4,000	0
	Mgp Ingredients Inc	Mgp Ingredients Inc	33	523
	Micron Tech. Inc.	Micron Tech. Inc.	3,000	105,030
	Microsoft Corporation	Microsoft Corporation	2,002	92,993
	ModusLink Global Solutions Inc (mlnk 01/20/15)	ModusLink Global Solutions Inc (mlnk 01/20/15)	10	38
	Molson Coors Brewing Co-B	Molson Coors Brewing Co-B	408	30,404
	Mondelez International Inc	Mondelez International Inc	101	3,669
	Monitise PLC	Monitise PLC	20,000	7,873
	Monster Beverage Corp	Monster Beverage Corp	40	4,334
	Mylan NV (myl 03/02/15)	Mylan NV (myl 03/02/15)	337	18,997
	Nate'S Food Co	Nate'S Food Co	163,100	17,941
	National Grid Transco Plc	National Grid Transco Plc	1	71
	National Oilwell Varco Inc	National Oilwell Varco Inc	48	3,145
	Naturalnano Inc (nnan 1/21/15)	Naturalnano Inc (nnan 1/21/15)	3,333	83
	Ncr Corp New	Ncr Corp New	200	5,828
	Neogen Corp	Neogen Corp	305	15,125
	Netflix Inc	Netflix Inc	70	23,913
	Netgear Inc	Netgear Inc	292	10,389

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	New Mountain Finance Corp	New Mountain Finance Corp	1,000	14,940
	Newlink Genetics Corp	Newlink Genetics Corp	5,990	238,103
	Nokia Corp ADR	Nokia Corp ADR	5,000	39,300
	Nordic American Tankers Ltd	Nordic American Tankers Ltd	100	1,007
	Norfolk Southern Co.	Norfolk Southern Co.	130	14,249
	Nortel Networks	Nortel Networks	2	0
	Novavax Inc.	Novavax Inc.	3,630	21,526
	NXP Semiconductors Nv	NXP Semiconductors Nv	785	59,974
	Occidental Petroleum Corp.	Occidental Petroleum Corp.	590	47,560
	Ocwen Financial Corp	Ocwen Financial Corp	400	6,040
	One Gas Inc	One Gas Inc	79	3,256
	Oneok Inc	Oneok Inc	316	15,734
	Oracle Corp	Oracle Corp	180	8,095
	Organovo Holdings Inc	Organovo Holdings Inc	2,140	15,515
	Pacific Biosciences of Calif	Pacific Biosciences of Calif	2,000	15,680
	PDL Biopharma Inc	PDL Biopharma Inc	3,000	23,130
	Pengrowth Energy Corp	Pengrowth Energy Corp	860	2,675
	Pepsico Inc	Pepsico Inc	557	52,670
	Petersen Cos Inc Cl A	Petersen Cos Inc Cl A	200	146
	Petrochina Co	Petrochina Co	10	1,110
	Pfizer Incorporated	Pfizer Incorporated	100	3,115
	Pg&e Corp	Pg&e Corp	910	48,448
	Pharmacyclics Inc	Pharmacyclics Inc	6,500	794,690
	Phillips 66	Phillips 66	60	4,302
	Polaris Inds Inc.	Polaris Inds Inc.	491	74,259
	Portugal Telecomm Sgps S A Sponsored ADR (737273102 03/30/15)	Portugal Telecomm Sgps S A Sponsored ADR (737273102 03/30/15)	1	1
	Potash Corp	Potash Corp	45	1,589
	Ppl Corp	Ppl Corp	3,000	108,990
	Precision Castparts	Precision Castparts	25	6,022
	Preferred Bank/Los Angeles	Preferred Bank/Los Angeles	3	84
	Priceline Group Inc/The	Priceline Group Inc/The	42	47,889
	Procter & Gamble Co	Procter & Gamble Co	200	18,218
	Prospect Capital Corp	Prospect Capital Corp	700	5,782
	Prudential Finl Inc	Prudential Finl Inc	1,521	137,590
	PTC Therapeutics Inc	PTC Therapeutics Inc	580	30,027
	Pulte Group Inc	Pulte Group Inc	4,010	86,055
	Qihoo 360 Technology Co Ltd	Qihoo 360 Technology Co Ltd	2	115
	Qiwi Plc-Sponsored ADR	Qiwi Plc-Sponsored ADR	2	40
	Qualcomm	Qualcomm	1,139	84,662
	Quality Systems Inc	Quality Systems Inc	730	11,381
	Quanta Svcs Inc	Quanta Svcs Inc	1,703	48,348
	RCS Capital Corp-Class A	RCS Capital Corp-Class A	3,900	47,736
	Regions Finl Corp Com	Regions Finl Corp Com	1,000	10,560
	Rf Microdevices Inc. (acquired by qrvo 1/2/15)	Rf Microdevices Inc. (acquired by qrvo 1/2/15)	1,000	16,590
	Rite Aid Corp	Rite Aid Corp	500	3,760

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Royal Bank Of Scotland Spons ADR	Royal Bank Of Scotland Spons ADR	1,500	18,165
	Royal Gold Inc	Royal Gold Inc	280	17,556
	Royal Ptt Nederland Adr	Royal Ptt Nederland Adr	1,000	3,100
	RPX Corp	RPX Corp	650	8,957
	Samaritan Pharmaceuticals	Samaritan Pharmaceuticals	1,166	0
	Sandisk Corp	Sandisk Corp	50	4,899
	Sangamo Biosciences	Sangamo Biosciences	32,110	488,393
	Sarepta Therapeutics Inc	Sarepta Therapeutics Inc	3,000	43,410
	Schlumberger Ltd	Schlumberger Ltd	864	73,794
	Seabridge Res Inc	Seabridge Res Inc	325	2,454
	Seadrill Ltd	Seadrill Ltd	3,020	36,059
	Sesa Goa Ltd ADR (92242y100 05/11/15)	Sesa Goa Ltd ADR (92242y100 05/11/15)	1	14
	Seventy Seven Energy Inc	Seventy Seven Energy Inc	6	33
	Shire PLC ADR	Shire PLC ADR	200	42,508
	Signature Group Holdings Inc (82670k128 1/29/15)	Signature Group Holdings Inc (82670k128 1/29/15)	2	14
	Silver Wheaton Corp	Silver Wheaton Corp	290	5,896
	Skyepharma Plc-Spons Adr	Skyepharma Plc-Spons Adr	1,850	9,435
	Skyworks Solutions Inc	Skyworks Solutions Inc	1,600	116,336
	Sonic Automotive Cl A	Sonic Automotive Cl A	14	379
	Southern Company	Southern Company	1,500	73,665
	Starbucks Corp.	Starbucks Corp.	725	59,486
	Starpharma Holdings-Spon Adr	Starpharma Holdings-Spon Adr	7,100	29,951
	Starwood Property Trust Inc	Starwood Property Trust Inc	441	10,249
	Starwood Waypont Reside	Starwood Waypont Reside	88	2,321
	State Street Corp	State Street Corp	942	73,947
	Stemline Therapeutics Inc	Stemline Therapeutics Inc	10,000	170,600
	Stereotaxis Inc	Stereotaxis Inc	59,000	87,320
	Sunpower Corp	Sunpower Corp	4,000	103,320
	Super Micro Computer Inc	Super Micro Computer Inc	500	17,440
	Swift Energy Co	Swift Energy Co	200	810
	Taiwan Semiconductor	Taiwan Semiconductor	40	895
	TAL International Group Inc	TAL International Group Inc	35	1,525
	Targa Resources Corp	Targa Resources Corp	47	4,984
	Target Corp	Target Corp	200	15,182
	Taseko Mines LTD	Taseko Mines LTD	16,500	16,995
	Techprecision Corp	Techprecision Corp	162,000	19,440
	Tesla Motors Inc	Tesla Motors Inc	142	31,582
	Textron Inc	Textron Inc	1,977	83,252
	Thermo Fisher Scientific Inc	Thermo Fisher Scientific Inc	679	85,072
	Tidewater Inc.	Tidewater Inc.	10	324
	T-Mobile US Inc	T-Mobile US Inc	300	8,082
	Transgenomic Inc	Transgenomic Inc	416	836
	Transocean Ltd	Transocean Ltd	1,180	21,629
	Travelers Cos Inc	Travelers Cos Inc	30	3,176
	Triquint Semiconductor (acquired by rfmd 1/2/15)	Triquint Semiconductor (acquired by rfmd 1/2/15)	5,000	137,750

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Twitter Inc	Twitter Inc	1,066	38,237
	Tyson Foods Inc Cl A	Tyson Foods Inc Cl A	1,935	77,574
	Union Pacific Corp.	Union Pacific Corp.	852	101,499
	United Technologies Corp.	United Technologies Corp.	160	18,400
	Us Global Nanospace Inc	Us Global Nanospace Inc	2,000	1
	Valero Energy Corp New	Valero Energy Corp New	75	3,713
	Varonis Systems Inc	Varonis Systems Inc	1,000	32,830
	Ventas Inc	Ventas Inc	500	35,850
	Veolia Environnement ADR	Veolia Environnement ADR	77	1,354
	Verisign Inc.	Verisign Inc.	53	3,021
	Verisk Analytics Inc CL A	Verisk Analytics Inc CL A	76	4,868
	Verizon Communications	Verizon Communications	3,588	167,847
	Vesta Insurance Group Inc	Vesta Insurance Group Inc	110	0
	Vimpelcom Ltd Spon ADR	Vimpelcom Ltd Spon ADR	200	835
	Visa Inc Class A Shares	Visa Inc Class A Shares	293	76,825
	Wabtec	Wabtec	1,035	89,931
	Walgreens Boots Alliance Inc	Walgreens Boots Alliance Inc	73	5,563
	Wal-Mart Stores Inc	Wal-Mart Stores Inc	200	17,176
	Waste Management Inc	Waste Management Inc	500	25,660
	Wells Fargo & Co New	Wells Fargo & Co New	1,488	81,572
	Westport Innovations Inc	Westport Innovations Inc	500	1,870
	Whitewave Foods Co—A	Whitewave Foods Co—A	1,695	59,308
	Whole Foods Market Inc.	Whole Foods Market Inc.	30	1,513
	WPX Energy Inc	WPX Energy Inc	1,300	15,119
	XL Group PLC	XL Group PLC	5	172
	Yamana Gold Inc	Yamana Gold Inc	625	2,513
	Yellow Media Ltd (ylwd.f 01/05/15)	Yellow Media Ltd (ylwd.f 01/05/15)	25	414
	Yellow Media Ltd-Cw22 (ylwwf 01/05/15)	Yellow Media Ltd-Cw22 (ylwwf 01/05/15)	14	57
	Yum! Brands Inc.	Yum! Brands Inc.	200	14,570
	ZioPharm Oncology Inc	ZioPharm Oncology Inc	1,350	6,845
	Zynga Inc	Zynga Inc	800	2,128

		Total common stocks		112,406,517

	Akre Focus Fund-Ret	Akre Focus Fund-Ret	2,267	$51,124
	Alerian Mlp ETF	Alerian Mlp ETF	1,030	18,046
	Amer Funds Capwrldbd A	Amer Funds Capwrldbd A	790	15,678
	American Funds—New World Fun	American Funds—New World Fun	330,321	17,668,887
	Baron Small Cap	Baron Small Cap	187	6,213
	Brown Cap Small Co Instl	Brown Cap Small Co Instl	172	12,344
	Calamos Conv Opp Inc Sbi	Calamos Conv Opp Inc Sbi	1,057	13,570
	Calamos Convertible & High Income	Calamos Convertible & High Income	5,289	73,148
	Calamos Global Total Return	Calamos Global Total Return	1,000	13,220
	Cambria Shareholder Yield Et	Cambria Shareholder Yield Et	1,400	43,652
*	City National Rochdale Dividend & Income Fund Cl N	City National Rochdale Dividend & Income Fund Cl N	10,655	388,888
*	City National Rochdale Emerging Markets Fund Cl N	City National Rochdale Emerging Markets Fund Cl N	17,723	696,158

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
*	City National Rochdale Fixed Income Opportunities Fund Cl N	City National Rochdale Fixed Income Opportunities Fund Cl N	63,708	1,639,217
*	City National Rochdale Government Bond Fund Instl	City National Rochdale Government Bond Fund Instl	3,843,644	40,435,129
*	City National Rochdale Government Bond Fund Svc	City National Rochdale Government Bond Fund Svc	30,464	320,178
*	City Natl High Yield Bond-Sv	City Natl High Yield Bond-Sv	2,241	18,020
*	CNR High Yield Bd Fd—Ins #2645	CNR High Yield Bd Fd—Ins #2645	3,428,650	27,566,343
	Columbia Acorn Fund Y	Columbia Acorn Fund Y	755,614	24,640,567
	Columbia Mid-Cap Value-Y	Columbia Mid-Cap Value-Y	415,225	7,062,979
	Cty Natl Rochdale Corp Bd-Sv	Cty Natl Rochdale Corp Bd-Sv	66,992	704,084
	Cty Natl Rochdale Us Cre-Srv	Cty Natl Rochdale Us Cre-Srv	21,448	283,751
	Delaware Small Cap Value I	Delaware Small Cap Value I	510,076	28,079,701
	Deutsche X Trackers 2020 Tar (delisted 05/19/15)	Deutsche X Trackers 2020 Tar (delisted 05/19/15)	705	19,740
	Deutsche X Trackers 2040 Tar (delisted 05/19/15)	Deutsche X Trackers 2040 Tar (delisted 05/19/15)	205	6,244
	Deutsche X-Trackers 2030 Tar (delisted 05/19/15)	Deutsche X-Trackers 2030 Tar (delisted 05/19/15)	445	13,150
	Direxion Daily Latin America (lbj 5/20/15)	Direxion Daily Latin America (lbj 5/20/15)	106	1,269
	Direxion Daily Tech Bear 3X (tecs 5/20/15)	Direxion Daily Tech Bear 3X (tecs 5/20/15)	1,200	13,548
	Dodge & Cox Balanced	Dodge & Cox Balanced	1,171	119,965
	Dodge & Cox Income	Dodge & Cox Income	1,003	13,825
	Dodge & Cox Intl Stock	Dodge & Cox Intl Stock	453	19,084
	Dodge & Cox Stock	Dodge & Cox Stock	164	29,631
	Doubleline Total Return Bond N	Doubleline Total Return Bond N	1,395	15,298
	Dreyfus Emerging Markets	Dreyfus Emerging Markets	1,625	15,082
	Eagle Small Cap Growth R5	Eagle Small Cap Growth R5	632,734	34,813,017
	Eaton Vance Fl Rate Adv-I	Eaton Vance Fl Rate Adv-I	4,981	53,745
	Eaton Vance Tax—Managed Glob	Eaton Vance Tax—Managed Glob	6,427	60,992
	Etfs Gold Trust	Etfs Gold Trust	256	29,658
	EuroPacific Growth R6	EuroPacific Growth R6	794,077	37,393,095
	Eventide Gilead Fund Class N	Eventide Gilead Fund Class N	451	11,908
	Fidelity Contrafund	Fidelity Contrafund	282	27,667
	Fidelity Leverage Co Stk	Fidelity Leverage Co Stk	599	27,156
	Fidelity New Markets Inc	Fidelity New Markets Inc	633	9,659
	Fidelity Sel Biotech	Fidelity Sel Biotech	24	5,282
	Fidelity Sel Health Care	Fidelity Sel Health Care	95	20,610
	Fidelity Sel Transportation	Fidelity Sel Transportation	61	5,878
	Fidelity Sel Utilities	Fidelity Sel Utilities	260	19,569
	First Eagle Sogen Global A	First Eagle Sogen Global A	577	30,278
	First Trust Multi Cap Growth	First Trust Multi Cap Growth	3,000	146,520
	Fpa New Income	Fpa New Income	1,565	15,838
	Global X MSCI Columbia ETF	Global X MSCI Columbia ETF	333	4,282
	Guggenheim S&P 500 Equal Weight	Guggenheim S&P 500 Equal Weight	3,150	252,158

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Harbor Bond Inst	Harbor Bond Inst	1,668	20,116
	Highland/Iboxx Senior Loan E	Highland/Iboxx Senior Loan E	1,634	31,373
	Homestead Small Company Stock	Homestead Small Company Stock	258	10,123
	Ishares Core S&P Small-Cap ETF	Ishares Core S&P Small-Cap ETF	825	94,100
	Ishares Gold Trust	Ishares Gold Trust	4,735	54,168
	iShares MSCI Germany ETF	iShares MSCI Germany ETF	75	2,056
	ISHARES SILVER TRUST ISHARES	ISHARES SILVER TRUST ISHARES	2,101	31,641
	iShares U.S. Energy ETF	iShares U.S. Energy ETF	222	9,948
	Ivy High Income Fund I	Ivy High Income Fund I	2,707	21,845
	Ivy High Income Fund-Cl Y	Ivy High Income Fund-Cl Y	1,206	9,729
	Janus Global Unconstrained Bond-T	Janus Global Unconstrained Bond-T	253	2,482
	John Hancock Disciplined Value Fund R6	John Hancock Disciplined Value Fund R6	2,137,932	40,577,939
	John Hancock Pfd Income III	John Hancock Pfd Income III	2,000	35,740
	John Hancock Preferred Income Fund	John Hancock Preferred Income Fund	2,000	40,820
	Kayne Anderson Energy Total Return	Kayne Anderson Energy Total Return	1,500	41,775
	Loomis Sayles Bond Fund-Retail	Loomis Sayles Bond Fund-Retail	718	10,591
	Market Vectors Emer H/Y Bond	Market Vectors Emer H/Y Bond	1,800	41,346
	Market Vectors Russia	Market Vectors Russia	2,000	29,260
	Matthews India Fund	Matthews India Fund	187	4,935
	Meridian Growth	Meridian Growth	942	34,250
	Nuveen Credit Strategies Income Fund	Nuveen Credit Strategies Income Fund	3,124	27,398
	Nuveen Nasdaq 100 Dynamic Ov	Nuveen Nasdaq 100 Dynamic Ov	1,490	28,673
	Nuveen Pfd Income Opportunities Fund	Nuveen Pfd Income Opportunities Fund	4,219	40,334
	Nuveen S&P 500 Buy-Write Inc	Nuveen S&P 500 Buy-Write Inc	1,039	12,579
	Oakmark Equity & Inc I	Oakmark Equity & Inc I	1,043	33,277
	Oakmark Global Fund—CL I	Oakmark Global Fund—CL I	1,295	37,763
	Oppenheimer Developing Markets I	Oppenheimer Developing Markets I	1,823	63,921
	PIMCO 1-5 Year US TIPS Index ETF	PIMCO 1-5 Year US TIPS Index ETF	100	5,173
	Pimco All Asset Fund D	Pimco All Asset Fund D	4,333	50,305
	Pimco Commodity Rr Strat D	Pimco Commodity Rr Strat D	2,952	13,018
	Pimco Commoditypl Strat-Ins	Pimco Commoditypl Strat-Ins	11,972	91,948
	Pimco Corporate & Income Opportunity Fund	Pimco Corporate & Income Opportunity Fund	1,045	16,616
	Pimco High Income Fund	Pimco High Income Fund	3,184	35,820
	Pimco Income Opportunity Fund	Pimco Income Opportunity Fund	1,040	26,052
	Pimco Total Return Instl	Pimco Total Return Instl	2,958,189	31,534,299
	Powershares DWA Developed Markets Momentum Portfolio	Powershares DWA Developed Markets Momentum Portfolio	2,908	69,879
	Powershares DWA Smallcap Momentum Portfolio	Powershares DWA Smallcap Momentum Portfolio	6,500	253,760
	Powershares DWS Momentum Portfolio	Powershares DWS Momentum Portfolio	2,533	104,005
	Powershares QQQ Nasdaq 100	Powershares QQQ Nasdaq 100	100	10,325
	Primecap Odyssey Aggr Growth	Primecap Odyssey Aggr Growth	357	11,750
	Proshares Short High Yield	Proshares Short High Yield	400	11,196
	Proshares Short QQQ	Proshares Short QQQ	425	25,279
	Proshares TR Ultra Oil & Gas	Proshares TR Ultra Oil & Gas	1	54

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Proshares Ultrashort Real Estate (srs 5/20/15)	Proshares Ultrashort Real Estate (srs 5/20/15)	653	8,313
	Proshares Ultrashort S&P 500	Proshares Ultrashort S&P 500	1,400	30,870
	Ranger Equity Bear ETF	Ranger Equity Bear ETF	700	8,001
	Royce Special Equity Inv	Royce Special Equity Inv	544	12,430
	Scout International	Scout International	386	12,574
	Select Sector Spdr Utilities	Select Sector Spdr Utilities	1	47
	SPDR Dow Jones Industrial Average ETF Trust	SPDR Dow Jones Industrial Average ETF Trust	30	5,336
	SPDR GOLD TRUST GOLD SHS	SPDR GOLD TRUST GOLD SHS	230	26,123
	SPDR Oil & Gas Export & Prod	SPDR Oil & Gas Export & Prod	150	7,179
	SPDR Russell 3000 ETF	SPDR Russell 3000 ETF	36	5,570
	SPDR S&P 500 ETF Trust	SPDR S&P 500 ETF Trust	490	100,715
	Spdr S&P Dividend	Spdr S&P Dividend	1,336	105,277
	Spdr S&P Midcap 400 EFT Trust	Spdr S&P Midcap 400 EFT Trust	350	92,390
	Sprott Physical Gold Trust	Sprott Physical Gold Trust	1,683	16,443
	T Rowe Price Retire 2035	T Rowe Price Retire 2035	5,603	93,349
	T. Rowe Price Cap Apprec	T. Rowe Price Cap Apprec	2,773	72,456
	T. Rowe Price Health Sci	T. Rowe Price Health Sci	703	47,800
	Templeton Global Bond Fd—Ad	Templeton Global Bond Fd—Ad	1,217,880	15,113,889
	Third Avenue Focused CRE Inv	Third Avenue Focused CRE Inv	1,187	11,498
	Touchstone Small Cap Core Y	Touchstone Small Cap Core Y	11,381	218,407
	Tweedy Browne Global Value	Tweedy Browne Global Value	10,864	282,892
	Vanguard Dividend Apprec ETF	Vanguard Dividend Apprec ETF	945	76,696
	Vanguard FTSE Developed Markets ETF	Vanguard FTSE Developed Markets ETF	410	15,531
	Vanguard High Dividend Yield	Vanguard High Dividend Yield	200	13,750
	Vanguard Index Tr Ext Market ETF	Vanguard Index Tr Ext Market ETF	950	83,401
	Vanguard Inflation-Protected Securities Invst	Vanguard Inflation-Protected Securities Invst	216	2,849
	Vanguard Large Cap Index Ins	Vanguard Large Cap Index Ins	334,030	65,516,691
	Vanguard Mid Cap Index Ins	Vanguard Mid Cap Index Ins	328,279	11,092,535
	Vanguard S/T Corp Bond Etf	Vanguard S/T Corp Bond Etf	70	5,574
	Vanguard Small- Cap ETF	Vanguard Small- Cap ETF	340	39,664
	Vanguard Small Cap Index- Inst	Vanguard Small Cap Index- Inst	257,207	14,370,160
	Vanguard Smcp Idx	Vanguard Smcp Idx	115	6,398
	Vanguard Specialized Div Growth Fd	Vanguard Specialized Div Growth Fd	2,632	60,769
	Vanguard Target Retirement 2010	Vanguard Target Retirement 2010	18,028	474,496
	Vanguard Target Retirement 2020	Vanguard Target Retirement 2020	141,612	4,030,268
	Vanguard Target Retirement 2030	Vanguard Target Retirement 2030	200,940	5,835,309
	Vanguard Target Retirement 2040	Vanguard Target Retirement 2040	121,974	3,629,951
	Vanguard Target Retirement 2050	Vanguard Target Retirement 2050	85,433	2,530,511
	Vanguard Target Retirement 2055 Fund Inv	Vanguard Target Retirement 2055 Fund Inv	23,401	748,359
	Vanguard Target Retirement 2060 Fund	Vanguard Target Retirement 2060 Fund	6,829	192,580
	Vanguard Tgt Retire Income	Vanguard Tgt Retire Income	63,475	819,465
	Vanguard Tgt Retirement 2015	Vanguard Tgt Retirement 2015	225,988	3,455,356
	Vanguard Tgt Retirement 2025	Vanguard Tgt Retirement 2025	365,693	6,044,912

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Vanguard Tgt Retirement 2035	Vanguard Tgt Retirement 2035	286,492	5,111,019
	Vanguard Tgt Retirement 2045	Vanguard Tgt Retirement 2045	214,578	4,001,874
	Vanguard Total Stock Market ETF	Vanguard Total Stock Market ETF	355	37,630
	Voya Global Real Estate Fund Class I	Voya Global Real Estate Fund Class I	7,143	145,138
	William Blair Growth Fund I	William Blair Growth Fund I	2,233,562	32,230,302

		Total mutual funds		473,395,445

	Apl Ltd (ngls 3/02/15)	Apl Ltd (ngls 3/02/15)	1	$27
	Atlas Energy LP (tgrp 3/02/15)	Atlas Energy LP (tgrp 3/02/15)	1	31
	Crestwood Midstream Partners LP	Crestwood Midstream Partners LP	97	1,473
	Energy Transfer Partners	Energy Transfer Partners	750	48,750
	Enterprise Products Pptns LP	Enterprise Products Pptns LP	1,000	36,120
	Linn Energy LLC—Units	Linn Energy LLC—Units	55	557
	Oneok Partners LP	Oneok Partners LP	218	8,639
	Suburban Propane L P	Suburban Propane L P	24	1,038
	Tc Pipelines LP	Tc Pipelines LP	177	12,606
	Vanguard Natural Resources	Vanguard Natural Resources	1,000	15,070

		Total partnerships		124,311

	Alibaba Group Holding-Sp Adr @116 1/17/15	Alibaba Group Holding-Sp Adr @116 1/17/15	(10)	$(269)
	Apple Inc @116.43 1/17/15	Apple Inc @116.43 1/17/15	(2)	(95)
	AT&T Inc @34 1/02/15	AT&T Inc @34 1/02/15	(3)	(6)
	Gopro Inc-Class A @70 1/02/15	Gopro Inc-Class A @70 1/02/15	(2)	(10)
	GW Pharmaceuticals -ADR @80 1/17/15	GW Pharmaceuticals -ADR @80 1/17/15	(10)	(291)
	Amazon.Com Inc @270 1/15/16	Amazon.Com Inc @270 1/15/16	2	4,035
	Chesapeake Energy @20 1/17/15	Chesapeake Energy @20 1/17/15	100	7,886
	Chesapeake Energy @25 1/17/15	Chesapeake Energy @25 1/17/15	100	600
	Cliffs Natural Resources Inc @20 1/17/15	Cliffs Natural Resources Inc @20 1/17/15	100	23
	Cliffs Natural Resources Inc @25 1/17/15	Cliffs Natural Resources Inc @25 1/17/15	20	4
	Financial Select Sector Spdr @25 3/20/15	Financial Select Sector Spdr @25 3/20/15	5	315
	Horizon Pharma PLC @8 1/15/16	Horizon Pharma PLC @8 1/15/16	4	1,980
	Jetblue Airways Corp @15 1/15/16	Jetblue Airways Corp @15 1/15/16	4	1,280
	Netflix Inc @180 1/15/16	Netflix Inc @180 1/15/16	3	1,247
	Nuance Communications Inc @18 1/17/15	Nuance Communications Inc @18 1/17/15	40	175
	Oasis Petroleum Inc @17 1/17/15	Oasis Petroleum Inc @17 1/17/15	3	421
	S&P 100 index @905 1/02/15	S&P 100 index @905 1/02/15	2	480
	S&P 100 Index @915 1/02/15	S&P 100 Index @915 1/02/15	2	1,440
	Sally Beauty Holdings Inc @25 3/20/15	Sally Beauty Holdings Inc @25 3/20/15	4	2,352
	Sandridge Energy Inc @5 1/17/15	Sandridge Energy Inc @5 1/17/15	100	100
	Sandridge Energy Inc @7 1/15/16	Sandridge Energy Inc @7 1/15/16	100	600
	Sandridge Energy Inc @7 1/17/15	Sandridge Energy Inc @7 1/17/15	400	400
	Spdr S&P Regional Banking @40 1/17/15	Spdr S&P Regional Banking @40 1/17/15	3	333
	Urban Outfitters Inc @28 1/15/16	Urban Outfitters Inc @28 1/15/16	4	636
	Urban Outfitters Inc @28 1/17/15	Urban Outfitters Inc @28 1/17/15	4	13
	Weatherford International Pl @20 1/15/16	Weatherford International Pl @20 1/15/16	4	131
	Weatherford International Pl @24 2/20/15	Weatherford International Pl @24 2/20/15	4	0
	Sandridge Mississippian Tr Units	Sandridge Mississippian Tr Units	95	377

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550 PN: 001

Attachment to 2014 Form 5500

Schedule H Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value

		Total other assets		24,157

*	CNC PARTICIPANT LOAN	1,026 PARTICIPANT LOANS, BEARING INTEREST AT 4.25% TO 10.00% AND MATURITIES THROUGH OCTOBER 2029		$13,245,492

				$644,471,763

*
Denotes Party-In-Interest asset

See accompanying report of independent registered public accounting firm.